Filed Pursuant to Rule 433

Dated March 23, 2021

Registration Statement: No. 333-251156

The Charles Schwab Corporation

24,000,000 DEPOSITARY SHARES,

EACH REPRESENTING A 1/40th INTEREST IN A SHARE OF 4.450% NON-CUMULATIVE

PERPETUAL PREFERRED STOCK, SERIES J

(liquidation preference $1,000 per share (equivalent to $25 per depositary share))

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation

Security Offered:	Depositary Shares, Each Representing a 1/40th Interest in a Share of 4.450% Non-Cumulative Perpetual Preferred Stock, Series J (the “Series J Preferred Stock”)

Expected Ratings[1]:	Baa2 (Moody’s) /BBB (S&P) / BBB- (Fitch)

Size:	$600,000,000 (24,000,000 depositary shares)[2]

Over-allotment Option:	None

Liquidation Preference:	$1,000 per share of Series J Preferred Stock (equivalent to $25 per depositary share) Aggregate liquidation preference of $600,000,000

Dividend Rate (Non-Cumulative):	4.450% per annum from the date of initial issuance

Dividend Payment Dates:	March 1, June 1, September 1 and December 1 of each year, commencing June 1, 2021

Day Count:	30/360

Term:	Perpetual

Optional Redemption:	In whole or in part, from time to time, on any dividend payment date on or after June 1, 2026, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated March 23, 2021)

Trade Date:	March 23, 2021

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
[2]	Consists of 7,996,000 depositary shares sold to institutional investors and 16,004,000 depositary shares sold to retail investors.

Settlement Date:	March 30, 2021 (T+5)

Public Offering Price:	$25.00 per depositary share

Underwriting Discounts and Commissions:	$0.2500 per depositary share sold to institutional investors $0.7875 per depositary share sold to retail investors

Estimated Net Proceeds to Issuer, After Deducting the Underwriting Discount:	$585,397,850

Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange (“NYSE”) under the symbol “SCHW PrJ.” If the application is approved, we expect trading of the depositary shares on the NYSE to begin within the 30-day period after the initial delivery of the depositary shares.

CUSIP/ISIN:	808513 865 / US8085138654

Joint Book-Running Managers:	BofA Securities, Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC

Co-Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

It is expected that delivery of the depositary shares will be made through the facilities of The Depository Trust Company on or about March 30, 2021, which will be the fifth business day following the initial sale of the depositary shares (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares prior to the second business day before the delivery of the depositary shares will be required, by virtue of the fact that the depositary shares initially will settle on a delayed basis, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, J.P. Morgan Securities LLC collect at (212) 834-4533, Morgan Stanley & Co. LLC at (212) 761-6691 or Wells Fargo Securities, LLC at 1-800-645-3751.

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